Healthcare Capital Corp.

c/o Ellenoff Grossman & Schole LLP

301 North Market Street

Suite 1414

Wilmington, DE 19801

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Jeffrey Lewis

Re:	Healthcare Capital Corp.
Registration Statement on Form S-1, as amended
Filed December 21, 2020
File No. 333-251527

Dear Ms. Lewis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ William Johns
William Johns
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP